UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

450 Fifth Street, N.W.

Washington, D.C. 20549

REPORT OF

INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT

In respect of its

U.S. Dollar 10,000,000 Callable Fixed Rate/Range Accrual Notes due March 10, 2023

Filed pursuant to Rule 3 of Regulation BW

Dated:  March 6, 2008

             The following information regarding the U.S. Dollar 10,000,000 Callable Fixed Rate/Range Accrual Notes due March 10, 2023 (the “Notes”) of the International Bank for Reconstruction and Development is being filed pursuant to Rule 3 of Regulation BW.  As authorized by Rule 4 of Regulation BW, certain information is provided in the form of a Prospectus (the “Prospectus”) for the Bank’s Global Debt Issuance Facility (the “Facility”), the most recent version of which (dated October 7, 1997) is already on file with the Securities and Exchange Commission and in the form of an Information Statement (the “Information Statement”), the most recent version of which (dated September 14, 2007) is already on file with the Securities and Exchange Commission.

             Item 1.  Description of Obligations

                         (a)        U.S. Dollar 10,000,000 Callable Fixed Rate/Range Accrual Notes due March 10, 2023

                         (b)        The interest rate for the period from March 10, 2008 to March 10, 2009 will be 8.00%, payable semiannually on September 10, 2008 and March 10, 2009.

Thereafter, the interest rate per $1,000 (“the Authorized Denomination”) shall be determined in accordance with the following formula:

•                  8.00% x n/N

Where:

“n” is the number of calendar days in the relevant Interest Period, as determined by the Calculation Agent, on which the Reference Rate is equal to or greater than zero per cent for that Interest Period ; and

“N” is the total number of calendar days in the corresponding Interest Period to “n” above.

“Reference Rate” means 30-year CMS minus 10-year CMS.

The Reference Rate for each calendar day in an Interest Period that is not a U.S. Government Securities Business Day, will be deemed to be the Reference Rate on the previous U.S. Government Securities Business Day.

The Reference Rate in respect of a calendar day after the relevant Rate Cut-Off Date through to the end of such Interest Period shall be the Reference Rate on the relevant Rate Cut-Off Date for that Interest Period.

“30 year CMS” and “10 year CMS” mean the rate for USD swaps with a maturity of 30 years and 10 years, respectively, expressed as a percentage, which appear on the Reuters screen on the “ISDAFIX1” page (or such other page that may replace that page on that service or a successor service) as at 11:00 a.m. (New York City time) on a U.S. Government Securities Business Day.

If such rates do not appear on the Reuters screen on the “ISDAFIX1” Page (or such other page that may replace that page on that service or a successor service) as at 11.00 a.m. (New York City time) on such U.S. Government Securities Business Day, then “30 year CMS” and “10 year CMS” shall be determined by the Calculation Agent in accordance with the procedures set forth in “USD-CMS-Reference Banks”, in the case of “USD-ISDA-Swap Rate” (as defined in Article 7.1(ab)(x) and Article 7.1(ab)(vi), respectively, of the 2006 ISDA Definitions provided that:

(i)	“Designated Maturity” shall mean 30 year or 10 year, as applicable,

(ii)	“Representative Amount” shall mean USD10,000,000,

(iii)	“Reference Banks” shall mean, five leading swap dealers in the New York City interbank market selected by the Calculation Agent,

(iv)	“Reset Date” will be replaced with “U.S. Government Securities Business Day”,

(v)	the words “on the day that is two U.S. Government Securities Business Days preceding that Reset Date” shall be replaced with “on that day”,

(vi)	the expression “Calculation Agent” shall mean Citibank N.A., London, and

(vii)	if fewer than three quotations are provided as requested, the rates will be determined by the Calculation Agent in good faith and in a commercially reasonable manner.

“Rate Cut-Off Date” means the day which is the fifth U.S. Government Securities Business Day prior to the Interest Payment Date for the relevant Interest Period.

“U.S. Government Securities Business Day” means any day except for a Saturday, Sunday or a day on which The Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities.

Rounding

In applying the formula described above in respect of the Interest Amount, the result shall be rounded to the nearest one-hundred thousandth of one per cent. prior to multiplying that result by the Authorized Denomination.

Interest shall be paid on March 10 and September 10 of each year commencing on September 10, 2009 and ending on March 10, 2023.

                         (c)        Maturing March 10, 2023.  The maturity of the Notes may be accelerated if the Bank shall default in the payment of the principal of, or interest on, or in the performance of any covenant in respect of a purchase fund or a sinking fund for any bonds, notes (including the Notes) or similar obligations which have been issued, assumed or guaranteed by the Bank, such default shall continue for a period of 90 days, a holder notifies the Bank that it elects to declare the principal of Notes held by it to be due and payable, and all such defaults have not been cured by 30 days after such notice has been delivered.  Any such notice shall be accompanied by appropriate proof that the notifying party is a Noteholder.

                         (d)        Notes are callable by the Bank at par on each March 10 and September 10, commencing on March 10, 2009 and ending on September 10, 2022, with 10 London and New York business days notice.

                         (e)        Bank’s standard negative pledge clause (see Condition 4 on page 22 of the Prospectus).

                         (f)         Not applicable.

                         (g)        No provisions have been made for the amendment or modification of the terms of the obligations by the holders thereof or otherwise.

                         (h)        See Prospectus, pages 6-10.

                         (i)         Citibank, N.A., Citigroup Centre, Canada Square, Canary Wharf, London E14 5LB, England.

             Item 2.  Distribution of Obligations

                         As of March 5, 2008, the Bank entered into a Terms Agreement with Morgan Stanley & Co. Incorporated as Manager (the “Manager”), pursuant to which the Bank agreed to issue, and the Manager agreed to purchase, a principal amount of the Notes aggregating USD 10,000,000 at 100.00% of par.  The Notes will be offered for sale subject to issuance and acceptance by the Manager and subject to prior sale.  Delivery of the Notes is expected to be made on or about March 10, 2008.

                         The Terms Agreement provides that the obligations of the Manager are subject to certain conditions, including the continued accuracy of the Bank’s representations and warranties set forth in the Bank’s Standard Provisions relating to the issuance of notes under the Global Debt Issuance Facility (the “Standard Provisions”), the most recent version of which (dated as of October 7, 1997) is already on file with the Securities and Exchange Commission.

             Item 3.  Distribution Spread

	Price to Public	Selling Discounts and Commissions	Proceeds to the Bank
Per Unit:	100.00%	N/A	100.00%
Total:	USD 10,000,000	N/A	USD 10,000,000

             Item 4.  Discounts and Commissions to Sub-Underwriters and Dealers

                           None

             Item 5.  Other Expenses of Distribution

                         As the Notes are offered as part of a continuous series of borrowings under the Facility, precise expense amounts for this transaction are not yet known.

             Item 6.  Application of Proceeds

                          The net proceeds will be used in the general operations of the Bank.

             Item 7.  Exhibits

A.    Pricing Supplement dated March 5, 2008.

B.    Terms Agreement dated March 5, 2008.

PRICING SUPPLEMENT

International Bank for Reconstruction and Development

Global Debt Issuance Facility

No. 3549

USD 10,000,000 Callable Fixed Rate/Range Accrual Notes due 10 March 2023

MORGAN STANLEY

The date of this Pricing Supplement is 5 March 2008

This document (“Pricing Supplement”) is issued to give details of an issue by International Bank for Reconstruction and Development (the “Bank”) under its Global Debt Issuance Facility.

This Pricing Supplement supplements the terms and conditions in, and incorporates by reference, the Prospectus dated 7th October, 1997, and all documents incorporated by reference therein (the “Prospectus”), and should be read in conjunction with the Prospectus.  Unless otherwise defined in this Pricing Supplement, terms used herein have the same meaning as in the Prospectus.

Terms and Conditions

The following items under this heading “Terms and Conditions” are the particular terms, which relate to the issue the subject of this Pricing Supplement. These are the only terms, which form part of the form of Notes for such issue.

1.	No.:

3549

2.	Aggregate Principal Amount:	USD 10,000,000

3.	Issue Price:	100.00 per cent.

4.	Issue Date:	10 March 2008

5.	Form of Notes (Condition 1(a)):	Registered

6.	Authorised Denomination(s) (Condition 1(b)):	USD 1,000 and increments of integral multiples of USD 1,000

7.	Specified Currency (Condition 1(d)):	United States Dollars (“USD”)

8.	Maturity Date (Conditions 1(a) and 6(a)):	10 March 2023

9.	Interest Basis (Condition 5):

From and including the Issue Date to but excluding 10 March 2009, Fixed Interest Rate (Condition 5(I))

From and including 10 March 2009 to but excluding the Maturity Date, Variable Interest Rate (Condition 5(II))

10.	Fixed Interest Rate (Condition 5(I)):

	(a) Interest Rate:	8.00 per cent. per annum

	(b) Fixed Rate Interest Payment Date(s):	10 September 2008 and 10 March 2009

	(c) Fixed Rate Day Count Fractions:	Act/Act

11.	Variable Interest Rate (Condition 5(II)):

	(a) Interest Payment Date(s):	10 March and 10 September in each year from and including on 10 September, 2009 to and including the Maturity Date

	(b) Business Day Convention:	Unadjusted

	(c) Calculation Agent:	Citibank, N.A., London

	(d) Rate of Interest:	The Rate of Interest for the relevant Interest Period will be calculated and determined by the Calculation Agent as follows: • 8.00% x n/N

Where:

“n” is the number of calendar days in the relevant Interest Period, as determined by the Calculation Agent, on which the Reference Rate is equal to or greater than zero per cent for that Interest Period ; and

“N” is the total number of calendar days in the corresponding Interest Period to “n” above.

“Reference Rate” means 30-year CMS minus 10-year CMS.

The Reference Rate for each calendar day in an Interest Period that is not a U.S. Government Securities Business Day, will be deemed to be the Reference Rate on the previous U.S. Government Securities Business Day.

The Reference Rate in respect of a calendar day after the relevant Rate Cut-Off Date through to the end of such Interest Period shall be the Reference Rate on the relevant Rate Cut-Off Date for that Interest Period.

“30 year CMS” and “10 year CMS” mean the rate for USD swaps with a maturity of 30 years and 10 years, respectively, expressed as a percentage, which appear on the Reuters screen on the “ISDAFIX1” page (or such other page that may replace that page on that service or a successor service) as at 11:00 a.m. (New York City time) on a U.S. Government Securities Business Day.

If such rates do not appear on the Reuters screen on the “ISDAFIX1” Page (or such other page that may replace that page on that service or a successor service) as at 11.00 a.m. (New York City time) on such U.S. Government Securities Business Day, then “30 year CMS” and “10 year CMS” shall be determined by the Calculation Agent in accordance with the procedures set forth in “USD-CMS-Reference Banks”, in the case of “USD-ISDA-Swap Rate” (as defined in Article 7.1(ab)(x) and Article 7.1(ab)(vi), respectively, of the 2006 ISDA Definitions provided that:

(i)                                     “Designated Maturity” shall mean 30 year or 10 year, as applicable,

(ii)                                  “Representative Amount” shall mean USD10,000,000,

(iii)                               “Reference Banks” shall mean, five leading swap dealers in the New York City interbank market selected by the Calculation Agent,

(iv)                              “Reset Date” will be replaced with “U.S. Government Securities Business Day”,

(v)                                 the words “on the day that is two U.S. Government Securities Business Days preceding that Reset Date” shall be replaced with “on that day”,

(vi)                              the expression “Calculation Agent” shall mean Citibank N.A., London, and

(vii) if fewer than three quotations are provided as requested, the rates will be determined by the Calculation Agent in good faith and in a commercially reasonable manner.

“Rate Cut-Off Date” means the day which is the fifth U.S. Government Securities Business Day prior to the Interest Payment Date for the relevant Interest Period.

“U.S. Government Securities Business Day” means any day except for a Saturday, Sunday or a day on which The Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities.

12.	Other Variable Interest Rate Terms (Condition 5 (II) and (III)):

	(a) Minimum Interest Rate:	Zero per cent. per annum

	(b) Variable Rate Day Count Fraction:	Actual / Actual

13.	Relevant Financial Center:	New York

14.	Relevant Business Day:	London and New York

15.	Redemption Amount (Condition 6(a)):	100.00 per cent. of the Principal Amount of the Notes

16.	Issuer’s Optional Redemption (Condition 6(e)):	Yes

	(a) Notice Period:	Upon not less than ten (10) Relevant Business Days prior notice to the Noteholders
	(b) Amount:	All (and not less than all)
	(c) Date (s):	Each Interest Payment Date from and including 10 March 2009 to and including 10 September 2022
	(d) Early Redemption Amount:	100.00 per cent. of the Principal Amount of the Notes
(e) Notices:

Notwithstanding Condition 13, so long as the Notes are represented by a DTC Global Note and the DTC Global Note is held on behalf of one or more clearing systems, notices to Noteholders may be given by delivery of the Notice to the relevant clearing system for communication by it to entitled account holders.

Any notice delivered to a clearing system in accordance with the preceding sentence shall be deemed to have been given to Noteholders on the day on which the Notice is delivered to the clearing system.

17.	Redemption at the Option of the Noteholders (Condition 6(f)):	No

18.	Early Redemption Amount (including accrued interest, if applicable) (Condition 9):	100.00 per cent. of the Principal Amount plus accrued interest

19.	Prescription (Condition 8):
	(a) Principal:	10 years
	(b) Interest:	5 years

20.	Governing law:	English

Other Relevant Terms

1.	Listing (if yes, specify Stock Exchange):	No

3.	Details of Clearance System Approved by the Bank and the Global Agent and Clearance and Settlement Procedures:	The Depository Trust Company, Clearstream Banking, société anonyme and Euroclear Bank S.A./N.V.

4.	Syndicated:	No

5.	Commissions and Concessions:	None

6.	Codes:

	(a) ISIN: (b) CUSIP:	US45905UFR05 45905UFR0

7.	Identity of Dealer(s):	Morgan Stanley & Co. Incorporated

8.	Provisions for Registered Notes:

	(a) Individual Definitive Registered Notes Available on Issue Date:	No. Interests in the DTC Global Note will be exchangeable for Definitive Registered Notes only in the limited circumstances described in the Prospectus

	(b) DTC Global Note:	Yes

	(c) Other Registered Global Notes:	No

General Information

The Bank’s latest Information Statement was issued on 14th September, 2007.  The following additional selling restrictions shall apply to the issue:

United Kingdom

The Dealer represents, warrants and agrees that it has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

United States Internal Revenue Service Circular 230 Notice:  To ensure compliance with Internal Revenue Service Circular 230, prospective investors are hereby notified that: (a) any discussion of U.S. federal tax issues contained or referred to in this Pricing Supplement, the Prospectus or any other document referred to herein is not intended or written to be used, and cannot be used by prospective investors for the purpose of avoiding penalties that may be imposed on them under the United States Internal Revenue Code; (b) such discussions are written for use in connection with the promotion or marketing of the transactions or matters addressed herein; and (c) prospective investors should seek advice based on their particular circumstances from an independent tax advisor.

This summary supplements, and to the extent inconsistent therewith, supersedes the summary entitled “Tax Matters” in the Prospectus.

For the reasons described below, we believe the Notes should be treated as debt instrument subject to the tax rules governing variable rate debt instruments for United States federal income tax purposes.  Under these rules, all interest on these notes should be treated as qualified stated interest, and gain or loss on the sale or retirement of the Notes should be capital gain or loss.  Capital gain of a noncorporate United States Holder that is recognized in taxable years beginning before January 1, 2011 is generally taxed at a maximum rate of 15% where the Holder has a holding period greater than one year.

The conclusion that these debt instruments should be treated as variable rate debt instruments is based on our judgment that (i) the initial rate of 8% is a reasonable approximation of the amount of interest that would have been payable on the Notes had the rate for the initial period been determined using the interest formula in effect for the Variable Interest Rate portion of the Note starting from and including September 10, 2009 (such approximation, a “Reasonable Approximation”), and (ii) there is no significant “front-loading” or “back-loading” of interest, as discussed below.

Under the applicable U.S. Treasury Regulations governing original issue discount on debt instruments, a debt instrument is a “variable rate” note if it provides for interest at an “objective rate” (that is, a rate determined using a single interest rate formula based on objective financial or economic information), unless the notes are reasonably expected to provide for significant “front-loading” or “back-loading” of interest.  We do not expect there to be significant “front-loading” or “back-loading” of interest payments on the notes, and we therefore believe that the notes should qualify as variable rate debt instruments.

You should be aware that our expectations regarding “front loading” and “back-loading” of interest are only applicable for purposes of determining the tax treatment of your notes.  We are not making any representation pr prediction regarding the actual amount of interest that may be payable on your note, and we are under no obligation to call, and we are not making any promise or representation that we will call, the notes prior to their Stated Maturity Date.

Alternatively, if the initial fixed interest rate of 8% is not a Reasonable Approximation or if the notes were found to have significant front-loading or back-loading of interest, it is possible that your notes could be characterized as contingent payment obligations.  In that case, among other differences, United States holders of the notes that otherwise use the cash receipts and disbursements method of accounting would be required to use an accrual method of accounting in determining their income from ownership of the notes, and gain from a sale, redemption or exchange of the notes would be treated as ordinary income rather than capital gain.

International Bank for Reconstruction and Development

By:	/s/ Carlo Segni

International Bank for

Reconstruction and Development

1818 H Street, N.W.

Washington, D.C. 20433

Global Agent

Citibank, N.A.

Citigroup Centre

Canada Square

Canary Wharf

London E14 5LB

TERMS AGREEMENT NO. 3549

UNDER THE GLOBAL DEBT ISSUANCE FACILITY

March 5, 2008

International Bank for Reconstruction and Development

1818 H Street N.W.

Washington, D.C. 20433

The undersigned agrees to purchase from you (the “Bank”) the Bank’s USD 10,000,000 Callable Fixed Rate/Range Accrual Notes due 10 March 2023 (the “Notes”) described in the Pricing Supplement, dated as of the date hereof (the “Pricing Supplement”) on 10 March 2008 (the “Settlement Date”) at an aggregate purchase price of USD 10,000,000 on the terms set forth herein and in the Standard Provisions, amended and restated as of 7th October, 1997, relating to the issuance of Notes by the Bank (the  “Standard Provisions”), incorporated herein by reference. In so purchasing the Notes, the undersigned understands and agrees that it is not acting as an agent of the Bank in the sale of the Notes.

When used herein and in the Standard Provisions as so incorporated, the term “Notes” refers to the Notes as defined herein. All other terms defined in the Prospectus, the Pricing Supplement relating to the Notes and the Standard Provisions shall have the same meaning when used herein.

The Bank represents and warrants to us that the representations, warranties and agreements of the Bank set forth in Section 2 of the Standard Provisions (with the “Prospectus” revised to read the “Prospectus as amended and supplemented with respect to Notes at the date hereof”) are true and correct on the date hereof.

The obligation of the undersigned to purchase Notes hereunder is subject to the continued accuracy, on each date from the date hereof to and including the Settlement Date, of the Bank’s representations and warranties contained in the Standard Provisions and to the Bank’s performance and observance of all applicable covenants and agreements contained therein.

Subject to Section 5(h) of the Standard Provisions, the Bank certifies to the undersigned that, as of the Settlement Date, (i) the representations and warranties of the Bank contained in the Standard Provisions are true and correct as though made at and as of the Settlement Date; (ii) the Bank has performed all of its obligations under this Terms Agreement required to be performed or satisfied on or prior to the Settlement Date, and (iii) the Prospectus contains all material information relating to the assets and liabilities, financial position, and profits and losses of the Bank, and nothing has happened or is expected to happen which would require the Prospectus to be supplemented or updated.

The Bank agrees that it will issue the Notes and the Dealer named below agrees to purchase the Notes at the purchase price specified above (being equal to the issue price of 100.00 per cent.).

The purchase price specified above will be paid on the Settlement Date by the Dealer to Citibank, N.A., London as custodian for Cede & Co. as nominee for the Depository Trust Company, for transfer in immediately available funds to an account designated by the Bank.

2

The Bank hereby appoints the undersigned as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement pertains. The undersigned shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received, and this Terms Agreement. The undersigned acknowledges having received copies of the documents listed in Exhibit A to the Standard Provisions, which it has requested.

In consideration of the Bank appointing the undersigned as a Dealer solely with respect to this issue of Notes, the undersigned hereby undertakes for the benefit of the Bank that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations expressed to be assumed by a Dealer under the Standard Provisions.

The undersigned acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of Notes of the Bank pursuant to the Standard Provisions and that such appointment will terminate upon issue of the relevant Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of the undersigned which have arisen prior to such termination.

For the purposes hereof, our notice details are as follows:

Morgan Stanley & Co. Incorporated

1585 Broadway

New York, NY 10036

Tel:   +1 212 761 2625

Fax:  +1 212 507 4557

Attention: MTN Desk

All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Section 9 of the Standard Provisions.

This Terms Agreement shall be governed by and construed in accordance with the laws of the State of New York.

This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

MORGAN STANLEY AND CO. INCORPORATED

By:	/s/ Thomas Jeffrey Barany

Name:	Thomas Jeffrey Barany

Title:	Authorized Signatory

CONFIRMED AND ACCEPTED, as of the

date first written above:

International Bank for Reconstruction and Development

By:	/s/ Carlo Segni

Name:	Carlo Segni

Title:	Authorized Officer

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